EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 4, 2008 relating to the financial statements and financial statement schedule of Preformed Line Products Company (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s adoption of new accounting standards in 2007 and 2006), and the effectiveness of Preformed Line Products Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Preformed Line Products Company for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Cleveland, Ohio
August 28, 2008